Exhibit 99

MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Eight
	Year Ended	Months Ended
	Aug. 31,	Aug. 31,	Year Ended Dec. 31,
	2004	2003	2002	2001	2000	1999
Income (Loss) from Continuing Operations
Before Income Taxes and Cumulative Effect of
Accounting Change	$402	$(18)	$221	$490	$353	$291
Add:
Fixed charges	112	71	105	147	272	305
Less capitalized interest	(7)	(4)	(8)	(30)	(37)	(23)
Dividends from affiliated companies	1	0	1	1	1	1
Equity affiliate expense-net	36	26	43	41	34	18

Earnings available for fixed charges	$544	$75	$362	$649	$623	$592

Fixed Charges:
Interest expense	$91	$57	$81	$99	$214	$269
Capitalized interest	7	4	8	30	37	23
Portion of rents representative of interest factor	14	10	16	18	21	13

Fixed Charges	$112	$71	$105	$147	$272	$305

Ratio of Earnings to Fixed Charges	4.86	1.06	3.45	4.41	2.29	1.94